82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

04046551

With ...

Fosters Brewing

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 15 2004
WASH, D.C. 202 SECTION

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

27 October, 2004

Foster's Group Limited Announces Sale of ALH Shares

Foster's Group Limited (Foster's) today announced that it had sold its ten per cent shareholding in Australian Leisure & Hospitality Group Limited (ALH) to Bruandwo Pty. Limited (Bruandwo) pursuant to its unconditional offer of $3.76 per ALH share dated 26 October 2004.

Following the listing of ALH on the Australian Stock Exchange on 7 November 2003, Foster's purchased 35.25 million shares in ALH at an average price of $2.17 per share as part of market stabilisation activities.

In reaching a decision to dispose of the company's shareholding in ALH, the directors of Foster's considered Bruandwo's substantial shareholder notice dated 27 October 2004, the recommendation of the ALH board and announcements on behalf of CMM Hotel Retail & Hotel Investments.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$2.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 October 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,001,890,663	Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310 1,490,000	Partly Paid Ordinary Unlisted Options on Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: R.K. Dudfield .... Date: 29 October 2004
Assistant Company Secretary

Print name: ...Robert Keith Dudfield..

== == == == ==

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To: Company Name/Scheme Australian Leisure and Hospitality Group Limited
ACN/ARSN 067 391 511

1. Details of substantial holder (1)

Name **Foster's Group Limited (ACN 007 620 886), Carlton and United Beverages Limited (ACN 004 056 106), New Crest Investments Pty Ltd (ACN 004 546 347), Dismin Investments Pty Ltd (ACN 004 153 691), Brewing Holdings Limited (ACN 004 059 394), Brewing Investments Limited (ACN 004 233 005), Power Brewing Company Pty Ltd (ACN 007 246 639), NT Brewery Pty Ltd (ACN 008 559 215) and their related bodies corporate listed in Annexure A ("Substantial Holders")**

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 27/10/04
The previous notice was given to the company on 12/12/03
The previous notice was dated 12/12/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
27/10/04	Dismin Investments Pty Ltd has a legal and beneficial interest in the shares.	Sale	$132,540,000	32,250,000 ORD	32,250,000
27/10/04	New Crest Investments Pty Ltd (**New Crest**) owns all of the shares in Dismin Investments Pty Ltd.	Sale	$132,540,000	32,250,000 ORD	32,250,000
27/10/04	Carlton and United Beverages Ltd (**CUB**) owns all of the shares in New Crest.	Sale	$132,540,000	32,250,000 ORD	32,250,000
27/10/04	Foster's Group Limited relevant interest in CUB arises pursuant to section 608(1)(b) of the Corporations Act	Sale	$132,540,000	32,250,000 ORD	32,250,000
27/10/04	Related bodies corporate of Foster's	Sale	$132,540,000	32,250,000 ORD	32,250,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
The persons referred to in paragraph 2 and Annexure A	77 Southbank Boulevard, Southbank, Victoria 3006

Signature

print name Robert Keith Dudfield capacity Assistant Company Secretary

signature R.K. Dudfield date 29/10/04.

ANNEXURE A – COPY OF RELATED BODIES CORPORATE

I, Robert Dudfield, certify that the attached copy of the list of related bodies corporate of Foster's Group Limited is a true copy of the original.

R.K. Dudfield

....

Robert Dudfield
Foster's Group Limited

	Country of incorporation		Country of incorporation
Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries	Germany	Beringer Blass Wine Estates Sales Company	USA
A.C.N. 006 327 028 Pty. Ltd. (formerly ALH (Victoria) Pty. Ltd.)	Australia	Beringer Wine Estates Foreign Sales Corporation	Barbados
A.C.N. 008 008 526 Pty. Ltd. (formerly Australian Leisure and Hospitality Group Pty. Ltd.)	Australia	Bevcorp Pty. Ltd.	Australia
A.C.N. 070 379 869 Pty. Ltd. (formerly ALH (WA) Pty. Ltd.)	Australia	Bilyara Vineyards Pty. Ltd.	Australia
Aldershot Nominees Pty. Ltd.	Australia	Bourse du Vin International B.V.	Netherlands
Amayana Pty. Ltd.	Australia	Bourse du Vin Limited	UK
Amberton Wines Pty. Ltd.	Australia	Brewing Holdings Pty. Ltd. (formerly Brewing Holdings Limited)	Australia
AML&F Holdings Pty. Ltd.	Australia	Brewing Investments Pty. Ltd. (formerly Brewing Investments Limited)	Australia
Amwex Inc.	USA	Brewman Group Limited	UK
Anglemaster Limited	UK	Brewman TL Limited	UK
Archana Pty. Ltd.	Australia	Brewtech Pty. Ltd.	Australia
Ashwick (NT) No. 2 Pty. Ltd.	Australia	Bright Star Investments Pty. Ltd. (formerly Bright Star Investments Limited)	Australia
Ashwick (NT) No. 7 Pty. Ltd.	Australia	Bulmer Australia Limited	Australia
Ashwick (Qld.) No. 15 Pty. Ltd.	Australia	Bulmer Harvest Limited	New Zealand
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia	Cape Schanck Wines Pty. Ltd.	Australia
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia	Cardmember Wines Limited	New Zealand
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia	Cardmember Wines Pty. Ltd.	Australia
Ashwick (Vic.) No. 27 Pty. Ltd.	Australia	Carlton & United Beverages Limited (formerly Carlton & United Breweries Limited)	Australia
Ashwick (Vic.) No. 65 Pty. Ltd.	Australia	Carlton & United Breweries Pty Ltd (formerly A.C.N. 105 344 965 Limited)	Australia
Austotel (Victoria Holdings) Pty. Ltd.	Australia	Carlton & United Breweries (N.S.W.) Pty. Limited	Australia
Australian Estates Pty. Ltd.	Australia	Carlton & United Breweries (Queensland) Pty. Ltd. (formerly Carlton & United Breweries (Queensland) Limited)	Australia
Australian Hotel & Gaming Corporation Pty. Ltd.	Australia	Carlton & United Breweries (Stator) Pty. Ltd.	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia	Carlton Brewery Hotels (N.R.) Pty. Limited	Australia
Australian, Mercantile, London Limited	UK	Carlton Brewery Hotels Pty. Ltd.	Australia
Babble Pty. Ltd.	Australia	Carter and Associates (2000) Limited	New Zealand
Bacchus Gate Corp.	USA	Cascade Brewery Company Pty. Ltd.	Australia
Balfours Imports Inc.	USA	Cellar Door Direct GmbH	Germany
Beringer Blass Distribution SRL	Italy	Dorrien Estate Winery Pty Ltd	Australia
Beringer Blass Italia S.R.L.	Italy	Cellarmaster Wines Europe B.V.	Netherlands
Beringer Blass Wine Estates Chile Limitada	Chile	Cellarmaster Wines Germany GmbH	Germany
Beringer Blass Wine Estates Company	USA	Cellarmaster Wines Holdings (U.K.) Limited	UK
Beringer Blass Wine Estates Holdings, Inc.	USA	Cellarmaster Wines Limited	New Zealand
Beringer Blass Wine Estates Limited	New Zealand	Cellarmaster Wines SA	Switzerland
Beringer Blass Wine Estates Limited	UK	Cellarmaster Wines (UK) Limited	UK
Beringer Blass Wine Estates Limited	Australia	Cellarmaster Wines Pty. Limited	Australia

	Country of incorporation		Country of incorporation
Cellarmasters GmbH	Germany	Foster's Brewing Group (U.S.A.) Limited	USA
Classic Packaging Pty. Limited	Australia	Foster's Brewing Group Pty. Ltd. (formerly Pekrove Pty. Ltd.)	Australia
CNAB Pty. Ltd. (formerly BCB Beverages Pty. Ltd.)	Australia	Foster's (Cambodia) Limited	Cambodia
Craigburn Land Co. Pty. Ltd.	Australia	Foster's China Pty. Ltd. (formerly Foster's China Limited)	Australia
Craigburn Property Pty. Ltd.	Australia	Foster's Danang Limited	Vietnam
CSB Pty. Ltd.	Australia	Foster's Finance Corp.	USA
Data Co-ordination Centre Inc. – The Wine Exchange	USA	Foster's Group Asia Holdings Pty. Ltd.	Australia
Demener Pty. Ltd.	Australia	Foster's Group Canada Inc.	Canada
Dennys Strachan Mercantile Pty. Ltd.	Australia	Foster's Group New Zealand Limited	New Zealand
Derel ESC Pty. Ltd. (formerly Derel ESC Limited)	Australia	Foster's International (N.Z.) Pty. Limited	Australia
Derel QGGA Pty. Ltd.	Australia	Foster's Sports Foundation	Australia
Dismin Investments Pty. Ltd.	Australia	Foster's Tien Giang Limited	Vietnam
Dreamgame Limited	UK	Foster's Vietnam Limited	Vietnam
EFG Australia Limited	Australia	Galemaze Pty. Ltd.	Australia
EFG Finance Leasing Limited	Australia	Graf von Rudesheim	Germany
EFG Holdings (U.S.A.) Inc.	USA	Grand Cru Expertise "De Belgische Wijnbeurs" N.V.	Belgium
EFG Investments Limited	Australia	Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.	Netherlands
EFG Securities Limited	Australia	H. Jones & Co. Pty. Ltd.	Australia
EFG Treasury Pty. Limited	Australia	H. Maximilian Pallhuber GmbH & Co. KG	Germany
ELFIC Limited	Australia	H.P. Bulmer (Overseas Holdings) Limited	UK
Elstone Developments Pty. Ltd.	Australia	Herve Lu Puy	France
ESG (Enterprises) N.V.	Neth. Ant.	Herve Lu Puy	Switzerland
Etude Wines, Inc.	USA	Highlands Craigieburn Pty. Ltd.	Australia
Ewines Pty. Limited	Australia	Hotel (FP) Pty. Ltd.	Australia
FBG (U.K.) Limited	UK	I-Nova Consulting Pty. Ltd.	Australia
FBG Brewery Holdings UK Limited	UK	Il Cavelieri Del Castello Di Gabbiano SRL	Italy
FBG Canada Limited	Canada	Kangaroo Ridge Wines Europe Limited (formerly Vintage Cellars Limited)	UK
FBG India Holdings Limited	Mauritius	Kawana Beach Pty. Ltd.	Australia
FBG International Limited	UK	Kawana Central Pty. Ltd.	Australia
FBG Investments Pty. Ltd.	Australia	Kawana Industrial Park Pty. Ltd.	Australia
FBG Treasury (Aust.) Limited	Australia	Finnews Pty. Ltd.	Australia
FBG Treasury (Europe) B.V.	Netherlands	FBG Finance Limited	Australia
FBG Treasury (N.Z.) Limited	New Zealand	FBG Holdings (U.K.) Limited	UK
FBG Treasury (U.K.) plc	UK	FBG Incentive Pty. Ltd.	Australia
FBG Treasury (U.S.A.) Inc.	USA		
FBG Vietnam Holdings Pty. Ltd.	Australia		
FGL Employee Share Plan Pty. Ltd.	Australia		
Filehaze Pty. Ltd.	Australia		

	Country of incorporation		Country of incorporation
Kawana Island Pty Ltd.	Australia	Nexday Pty. Limited	Australia
Kawana Lakes Pty. Ltd.	Australia	North Lakes Marketing Consultancy Trust	Australia
Korsan Pty. Ltd.	Australia	North Lakes Marketing Pty. Ltd.	Australia
Krondorf Wines Pty. Ltd.	Australia	North Lakes Sales Agency Trust	Australia
La Fraternelle De Bourgogne	France	North Lakes Sales Pty. Ltd.	Australia
Lensworth Beachmere Pty. Ltd.	Australia	North Napa Land Co.	USA
Lensworth Bells Creek Pty. Ltd.	Australia	Norwood Beach Pty. Ltd.	Australia
Lensworth Bellvista Pty. Ltd.	Australia	Nova Glen Pty. Ltd.	Australia
Lensworth Buddina Pty. Ltd.	Australia	Oakland Glen Pty. Ltd.	Australia
Lensworth Caboolture Waters Pty. Ltd.	Australia	Oakley Park Pty. Ltd.	Australia
Lensworth Caloundra Downs Pty. Ltd.	Australia	Pica Finance Limited	UK
Lensworth Funds Management Limited	Australia	Pica Group Limited	Australia
Lensworth Glenmore Park Limited	Australia	Pica Nominees Pty. Limited	Australia
Lensworth Group Limited	Australia	Pitt, Son & Badgery Pty. Ltd.	Australia
Lensworth Highlands Craigieburn Pty. Ltd.	Australia	Power Brewing Company Pty. Ltd.	Australia
Lensworth Highlands Pty. Ltd.	Australia	Premium Land, Inc.	USA
Lensworth Kawana Waters Pty. Ltd.	Australia	Primedan Pty. Ltd.	Australia
Lensworth Lake Doonella Pty. Ltd.	Australia	Queensland Breweries Pty. Ltd.	Australia
Lensworth North Lakes Development Pty. Ltd.	Australia	Rimpacific Shipping (U.K.) Ltd.	UK
Lensworth North Lakes Marketing Pty. Ltd.	Australia	Robertsons Well Pty. Ltd.	Australia
Lensworth North Lakes Pty. Ltd.	Australia	Robertsons Well Unit Trust	Australia
Lensworth North Lakes Sales Pty. Ltd	Australia	Rothbury Sales Pty. Ltd.	Australia
Lensworth Realty Pty. Ltd.	Australia	Rothbury Vineyards Pty. Ltd.	Australia
Lensworth Services Pty. Ltd.	Australia	Rothbury Wines Pty. Ltd.	Australia
Lensworth Wallarah Peninsula Pty. Ltd.	Australia	Rumar International Pty. Ltd. (formerly Rumar International Limited)	Australia
Liana Cottage Pty. Ltd.	Australia	Sarl Les Crus Prevendus SADCS	France
Maglieri Wines Pty. Ltd.	Australia	Savirak Pty. Ltd.	Australia
Masthead Brewing Company Pty. Ltd.	Australia	Seeton Pty. Ltd.	Australia
Matua Finance Limited	New Zealand	Shanghai Foster's Brewery Co. Ltd.	China
MBBC Limited (formerly Matilda Bay Brewing Co. Ltd.)	Australia	Sharden Lodge Pty. Ltd.	Australia
Mega Corporation Pty. Ltd.	Australia	Silvester Brothers (AMH) Pty. Limited	Australia
Mega Management Pty. Ltd.	Australia	Silvester Brothers (AMHUK) Limited	UK
Mega Properties Pty. Ltd.	Australia	Silvester Brothers Pty. Limited	Australia
Melbourne Brewery Company Pty. Ltd.	Australia	Societe D Investissement Du Beaujolais	France
Mildara Blass Holdings Inc.	USA	Somar Pty. Ltd.	Australia
Mildara Blass Inc.	USA	Stamford Hotel Pty. Ltd.	Australia
Mildara Blass Wines Inc.	USA	T'Gallant Winemakers Pty. Ltd.	Australia
Mildara Holdings Pty. Limited	Australia	Telemasters Limited	New Zealand
Moorabbin Junction Pty. Ltd.	Australia	The Australian Pubco (NSW) Pty. Ltd.	Australia
N.T. Brewery Pty. Ltd.	Australia	The Australian Wine Centre Limited (formerly BVI Limited)	UK
Navistar Group Limited	New Zealand	The Australian Wine Club Pty. Ltd.	Australia
Nellie Products Pty. Ltd.	Australia	The Ballarat Brewing Company Pty. Ltd.	Australia
New Crest Investments Pty. Ltd.	Australia		

	Country of incorporation		Country of incorporation
Nexday Europe B.V.	Netherlands	The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
The Continental Wines and Spirits Company (N.Z.) Limited	New Zealand	The Continental Spirits Company Pty. Ltd.	Australia
The Foster Brewing Co. Pty. Ltd.	Australia	AP John & Sons Pty. Ltd.	Australia
The New Zealand Wine Club Limited	UK	Briar Ridge Manufacturing Pty. Ltd.	Australia
The Rothbury Estate Pty. Ltd.	Australia	Briar Ridge Vineyards Pty. Ltd.	Australia
The Shamrock Brewing Company Proprietary Limited	Australia	Carlton Brewery (Fiji) Limited	Fiji
The Wine Exchange Limited	UK	Cellarmaster Wines SA	Switzerland
The Wine Planet International Pty. Limited	Australia	Foster's India Limited	India
Tibsco Limited	UK	Graymoor Estate Joint Venture	Australia
Tibsco Pensions Limited	UK	Graymoor Estate Pty. Ltd.	Australia
Totalservice.com.au Pty. Ltd.	Australia	Graymoor Estate Unit Trust	Australia
Tract 4/5 LLC	USA	Greg Norman Estates Joint Venture	Australia
Trinity Park Inc. (formerly Airport Trinity Inc.)	USA	Kangaroo Ridge Wine Company Pty. Ltd.	Australia
VICD – Produtos Em Cortica, LDA	Portugal	Matua Valley Wines Limited	New Zealand
Vicotel Pty. Ltd.	Australia	Samoa Breweries Limited	Samoa
Victoria Brewery Pty. Ltd.	Australia	Shingle Peak Wines Limited	New Zealand
Vinpac International Pty. Limited	Australia	Societe of Bouteillage of Beaujolais, Macon and Bourgogne	France
Vinpac SADCS	France	South Pacific Distilleries Limited	Fiji
Vintners Imports Pty. Limited	Australia	Waikoukou Vineyards Limited	New Zealand
Volz Pty. Ltd.	Australia	Wine Buzz KK	Japan
Voskane Pty. Ltd.	Australia		
Werribee Properties (RWDS) Proprietary Limited	Australia		
Whitecross Investments Pty. Ltd. (formerly Whitecross Investments Limited)	Australia		
Windemere Securities Limited	T & C Is.		
Wine Planet Holdings Pty. Limited	Australia		
Wine Planet Technology Pty. Limited	Australia		
Wine Rollover Pty. Limited	Australia		
Winemaker's Choice Limited	UK		
Wolf Blass Wines Pty. Ltd.	Australia		
Wood Hall Trust Limited	UK		
Wood Hall (Aust.) Pty. Limited	Australia		
World Wine Gallery GmbH	Germany		
Yarra Valley Wine Holdings Pty. Ltd.	Australia		
Zedozoa Pty. Limited	Australia		
00015868 Limited (formerly Cellar Door Direct Limited)	UK		
02396239 Limited	UK		
151435 Canada Ltd.	Canada		
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna	Austria		